

May 3, 2023

Yehor Rodin
President
Global-Smart.Tech Inc.
Kava b.b.
85320, Tivat, Montenegro

> **Re: Global-Smart.Tech**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2023**
> **File No. 333-267740**

Dear Yehor Rodin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

Pre-effective amendment No. 1 to Form S-1 filed March 31, 2023

General

1. Please refer to comment 1. We note that you have revised the financial statement index on page 80 such that the notes to the annual financial statements begin on page F-6 before continuing on page 87, and that the November 30, 2022 financial statements begin on a second page F-1 with notes beginning on page 95. Please revise your page numbers to be sequential and follow a consistent pattern throughout the filing.

2. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations including any material impact from the price volatility of crypto assets.

<u>Cover Page</u>

3.   We note your response to comments 2 and 3. Please revise your Cover Page to also include the disclosures that you included elsewhere in your registration statement in response to these comments.

<u>Overview, page 10</u>

4.   We note your response to comment 5. Please move the Glossary of Terms and Abbreviations section to the beginning of your registration statement.

5.   We note your response to comment 6 and reissue it in part. Please identify, by name, all of the crypto assets you intend to mine. If true, revise this section to disclose that you have no policy regarding when or how you will determine to sell your crypto assets. Please revise your risk factors section to include a discussion of the risks related to this lack of policy. In addition, please provide more detail as to what the term "reasonable time" means in this section, including who makes this determination and how it is determined what a "reasonable time" is.

6.   Please revise to describe, in detail, the process for how a customer will be able to transfer their "crypto earnings in digital wallets of their preference." Please revise your risk factors section to include a discussion of the risks related to this action as well.

<u>Risk Factors, page 15</u>

7.   We note your response to comment 8 and reissue our comment. Please place this section in front of the The Offering section. Refer to Item 105(b) of Regulation S-K.

8.   To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

9.   We note that you are located in Montenegro. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of Montenegro. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

10.   Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

11.   Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

12.	Describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

13.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

14.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

15.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
   - Risk of loss of customer demand for your products and services.
   - Financing risk, including equity and debt financing.
   - Risk of increased losses or impairments in your investments or other assets.
   - Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
   - Risks from price declines or price volatility of crypto assets.

We have a business plan which is dependent on the price of Bitcoin, Ether and/or other crypto-assets, page 18

16.	We note your response to comment 14 and reissue our comment in part. Please provide support for your assertion that, "based on the current trend in crypto-asset mining, we do not anticipate any losses from our crypto asset mining operations in the nearest future."

17.	We note your responses to comments 13 and 23. Please provide more details in your Summary, Risk Factors, and Description of Business section to better describe how you have taken into consideration the Ethereum merge with respect to your business model and how that has led you to decide to develop a platform to determine the most profitable coins at a specific point of time for mining. Please include a table in your registration statement that includes a list of all of the coins you currently intend to market at this time. Also include a description of the policies and procedures you will follow when deciding whether to add or subtract a coin from the list of coins that you seek to mine. Finally, include a discussion regarding the current profitability of proof-of-work mining.

Our future success will depend upon the value of Bitcoin, Ether and other crypto-assets..., page 22

18.	Please revise your disclosure that you will measure your crypto assets at fair value every quarter, with realized and unrealized changes reflected in your income statement, to agree to your accounting policy disclosure for Digital Assets under note 3 to the November 30, 2022 financial statements on page 96.

Crypto-assets' status as a "security," a "commodity," or a "financial instrument" in any relevant jurisdiction..., page 35

19.   We note the statements on page 35 that the legal test for determining whether a particular crypto asset is a security "evolves over time" and that the "SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Emerging Growth Company Status, page 45

20.   Please remove the statement in the final bullet on page 45 that only two years of financial data would be required in future filings as long as you remain an emerging growth company. Please refer to comment 18.

Common Stock, page 55

21.   We note your disclosure referring to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of your securities. It appears that you would be governed by Wyoming law rather than Nevada. Please revise this section as appropriate.

Description of Business, page 58

22.   Please revise your disclosure to remove promotional language throughout this section and provide support for your assertions. For instance, as non-exclusive examples we note your disclosure that "Our key strength is developing artificial intelligence which will ensure proper monitoring of crypto-assets at the world's cryptocurrency exchanges in real-time..." and "with our innovative strategic developments and commercial relationships, we aim to efficiently maximize our operational advantages." However, we note that you do not appear to have commenced operations. In addition, provide balancing language throughout regarding the uncertainty surrounding the profitability of proof-of-work crypto asset mining.

23.   We note that you intend to develop software that will automatically switch to mining the most profitable crypto assets at a given point in time. Please revise to disclose whether you have a policy for determining whether any of the crypto assets you intend to be able to mine could be considered securities under U.S. federal securities laws.

24.   Please revise throughout to more clearly explain your business plan and planned revenue streams. As part of your disclosure, include a more complete discussion regarding the

following:
- whether you intend to offer support for consensus mechanisms other than proof-of-work; and
- how your customer mining operations will operate, including how you intend to earn revenue, how such contractual agreements will be structured, and your process for onboarding new customers.

Mining Operations, page 62

25.   We note your response to comment 24. We further note your discussion regarding the hash power of your hardware. Please revise your disclosure to clarify which blockchain you are assuming you will be mining to achieve those hash rates. For example, it is unclear whether your purported 315 GH/s is based on mining Ethereum pre-merge, or if it is a different protocol.

26.   We note that you entered into a purchase agreement with Arvutikeskus OÜ. Please revise your disclosure to discuss the material terms of the agreement, including delivery timeframes and termination provisions.

27.   We note your disclosure that "[w]e plan to sell our mining power to our clients and use free power to mine cryptocurrency in the company's interests." Please revise to explain in greater detail what selling "mining power" entails and what "free power" means in this context.

28.   We note your disclosure throughout indicating that your business plan is predicated on mining the most profitable crypto assets. Please revise to discuss the current profitability for each of the coins you intend to mine and include a breakeven analysis that compares your cost to mine a particular crypto asset with the value of that asset.

Legal Proceedings, page 65

29.   We note your risk factor disclosure on page 24 stating "We are involved in litigation, claims, and litigation arising in connection with our business activities, including disputes with hardware and software suppliers." Please revise this section to provide a materially complete discussion of any legal proceedings you are a party to.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Investing Expenses, page 67

30.   Please move the discussion of cash flows from investing activities from your Results of Operations disclosure to the Liquidity and Capital Resources disclosure on page 69.

Notes to the Financial Statements
3. Summary of Significant Accounting Policies
Foreign Currency, page 95

31. Please refer to comment 30. Please address the following:
- Tell us why your functional currency is the U.S. dollar and not the E.U. euro when you disclose on page 11 that your operations are in Montenegro and on page 67 that all your mining equipment is located there.
- Tell us why you appear to have changed the classification of your foreign exchange activity through May 31, 2022 presented in your interim financial statements without revising your fiscal year financial statements. In this regard, we note that the equity section of your May 31, 2022 balance sheet presented with your interim financial statements is different from that in your audited May 31, 2022 balance sheet. Revise your audited and interim financial statements to consistently present your foreign exchange activity and remove the unaudited label from the May 31, 2022 balance sheet included with your interim financial statements.
- Revise your policy disclosure to differentiate between foreign currency transaction gains and losses and translation gains and losses.

Digital Assets, page 96

32. Please revise this policy note added in response to comment 28 to clarify that you assess impairment of indefinite-lived intangible digital assets whenever carrying value exceeds fair value. If you instead assess impairment only on a regular basis (for example at 8:00 PM every day) tell us your consideration of the guidance in ASC 350-30-35-18Bc and 35-18Be.

Revenue Recognition, page 97

33. Refer to your response to comment 29 and your added revenue recognition policy disclosure. Please address the following:
- As you disclose here the "leasing of computing power" and in Note 1 the "services of renting mining capacity," provide us a complete analysis explaining why accounting under ASC 842 as a lessor is not required. In your response specifically tell us whether you or your customer identify the digital assets to be mined.
- You disclose that newly generated coins earned by a crypto asset miner are generally recognized as revenue. Tell us whether this relates to coins earned by your customers or to your own mining activities, and whether/how your accounting policy would be different for coins mined on behalf of customers and coins earned from your own activities. Confirm for us whether the $14 of revenue recognized during the six months ended November 30, 2022 relates to your own mining activities, the mining activities of your customers, or from mining services provided for your customers.
- Provide us a complete accounting analysis substantiating your revenue recognition under ASC 606 separately differentiating between mining on behalf of others

(assuming that ASC 842 does not apply) and mining on your own behalf. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:

- ° As it relates to step 1 in ASC 606:
    - Tell us what digital assets you mine on your own behalf and provide us an explanation how those assets are mined and what rewards and/or transaction fees are earned.
    - Provide us a representative sample contract for your leasing of computing power and cross reference your analysis to the specific provisions of that contract.
    - Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its duration for accounting purposes.
- ° As it relates to step 2 in ASC 606, tell us your performance obligation(s) and how they were determined.
- ° As it relates to step 3 in ASC 606:
    - Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
    - For your leasing of computing power tell us whether you are paid a fee by your customer regardless if rewards and transaction fees are received for the successful writing of a block on the blockchain. If not, tell us whether your fee is based on the amount of the mining reward plus any transactions fees.
    - Tell us the payment terms for the consideration in your contracts.
- ° As it relates to step 4 in ASC 606, to the extent you have multiple performance obligations tell us how you allocate transaction price to those performance obligations.
- ° As it relates to step 5 in ASC 606:
    - Tell us whether each performance obligation identified in the preceding bullets is recognized at a point in time or over time and explain why.
    - As it relates to your leasing of computing power, tell us why it is appropriate to recognize revenue "upfront at the time the computing process becomes available to the customer" as disclosed in the first paragraph of your policy note when it appears that your customers expect your computing power to be provided over the duration of your contract.
- For your leasing of computing power specifically tell us how any mined digital assets are conveyed to your customers. Tell us whether and, if so, how they are conveyed directly to your customer.
- To the extent you receive digital assets as consideration, disclose your policy for recording any receivables denominated in underlying digital assets until received and separately reference for us the authoritative literature you rely upon to support your accounting.

Statement of Changes in Stockholders' Equity (Deficit)
For Three and Six Months Ended November 31, 2022, page F-3

34.   Please revise your presentation of the changes in stockholders' equity for the six month period ended November 30, 2022 to begin with your fiscal year-end of May 31, 2022.

      You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Mathew Derby at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets